October 21, 2010

Via U.S. Mail and Facsimile

Russell Mancuso
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3030
Washington, D.C. 20549

Re:	ANADIGICS, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 12, 2010
File No. 000-25662

Dear Mr. Mancuso:

ANADIGICS, Inc. (the “Company”) has received your letter dated October 14, 2010 (the “Comment Letter”) setting forth the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) relating to the Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”), filed by the Company with the Commission.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K.  The Company acknowledges that comments of the Staff regarding the Form 10-K or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to such filings.  The Company also acknowledges that the Staff’s comments may not be asserted by the Company as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have reproduced each comment from the Comment Letter (in bold) immediately before the Company’s response.

Item 11. Executive Compensation

1.
It appears from your response to prior comment 2 that the assessment you noted related only to compensation programs for your “executives”.  Therefore, since it appears you did not consider compensation practices and policies for all employees, it is unclear how the limited assessment you cite enables you to conclude that no disclosure is required pursuant to Regulation S-K, Item 402(s).  Please expand your response accordingly.

RESPONSE:

As reflected in our initial response letter of September 15, 2010, the Company’s Compensation Committee and its independent compensation consultant conducted a review of all the Company’s compensation plans affecting all employees, not just the executive employees. While we referenced “executives” in the first paragraph of Item 2 of our October 5, 2010 letter, the evaluation applied to all risks across the programs, i.e. to all employees.

Compensation Discussion and Analysis

2.
We note the qualification in the second sentence of your response to prior comment 3.  Please expand to clarify why you will disclose historical targets and your related performance, only when those targets and performance have been previously disclosed.   It is unclear why you believe competitive harm is likely to result by disclosing historical targets that have not been publicly disclosed.  Also expand your response to clarify where in the second paragraph of your response you disclosed the financial targets for completed periods.

RESPONSE:

The qualification in our response referred to the historic target goals which will have been completed and disclosed in the Company’s Annual Report on Form 10-K and its Quarterly Report on Form 10-Q for the second quarter of the year prior to the filing of our Proxy Statement.  Consequently, we will in future Proxy Statement filings disclose those historical targets and the performance related to those Targets.

The financial targets for the first and second half of 2009 were:  Revenue - $66.8 million; $76.4 million; Adjusted Earnings - ($18.6) million; ($5.2) million; and Cash from Operations - ($14.0) million; ($7.1) million.  The actual results achieved in the first and second half of 2009 were:  Revenue - $62 million; $78.5 million; Adjusted Earnings - ($14.6) million; $400,000; Cash from Operations - ($14.1) million; $4.4 million.

Sincerely,

ANADIGICS, Inc.

By:           /s/ Thomas C. Shields

Thomas C. Shields
Executive Vice President and Chief Financial Officer

cc:           Stephen A. Greene